

The Midas Touch

December 10, 2008

<u>Via Telefax 703-813-6963</u>

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: John Reynolds, Assistant Director
                Office of Emerging Growth Companies

        Re: Midas Touch International Holdings, Inc.
                    Offering Statement on Form 1-A
                    File No. 24-10184

Dear Ladies and Gentlemen:

        As Stephen Czarnik discussed with Mr. Reynolds of the Securities and Exchange Commission (the "Commission"), Midas Touch International Holdings, Inc. (the "Company") hereby requests acceleration of the effectiveness of the Company's offering statement on Form 1-A, as amended (the "Offering Statement"). We further request that the Offering Statement be declared effective by the staff of the Commission on December 15, 2008 at 9:00 am eastern standard time.

        We hereby acknowledge that:

        (a)   the Company is responsible for the adequacy and accuracy of the disclosure in the Offering Statement and any other filings;

        (b)   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Offering Statement and any other filings; and

        (c)   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Kindly contact Stephen J. Czarnik at (212) 232-8323 with any questions or comments. I thank you for your attention to this matter.

                                With kind regards,

                                

                                Mr. Nitin Amersey
                                Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of
                                Directors

300 Center Ave., Suite 202   Tel: 1.989.509.5923
Bay City, MI 48708   Fax: 1.989.509.5923
                                       amersey@midastouchglobal.com
                        Personal Direct Line: 1.989.891.0500, ext. 115